November 7, 2018

Anthony Domalski
Chief Financial Officer
Sotherly Hotels Inc.
Sotherly Hotels LP
410 West Francis Street
Williamsburg, VA 23185

       Re: Sotherly Hotels Inc.
           Sotherly Hotels LP
           Form 10-K for the fiscal year ended December 31, 2017
           Filed March 16, 2018
           File No. 001-32379 (Inc.)
           File No. 001-36091 (LP)
           Form 8-K
           Filed November 6, 2018

Dear Mr. Domalski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 6, 2018

Exhibit 99.1, page 1

1. We note your presentation of guidance ranges for 2018. Given the lack of quantitative reconciliation between the GAAP and non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation
      S-K. Reference is also made to Question 102.10 of the Compliance & Disclosure
      Interpretations for Non-GAAP Financial Measures.
 Anthony Domalski
Sotherly Hotels Inc.
November 7, 2018
Page 2
2. In arriving at Funds from operations, you start with Net income available to common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings please re-title "Funds from operations" to the more appropriate
         "Funds from operations attributable to common stockholders".
3. We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA and have titles that are distinguished from "EBITDA", such as "Adjusted EBITDA". Reference is made to Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson K. Lee,
Senior Staff Accountant, at (202) 551-3468 with any questions.



                                                              Sincerely,
FirstName LastNameAnthony Domalski
                                                              Division of
Corporation Finance
Comapany NameSotherly Hotels Inc.
                                                              Office of Real
Estate and
November 7, 2018 Page 2                                       Commodities
FirstName LastName